Entergy Corporation Consolidated
(In 000's)
ETR
6/30/2004

Common Stock	2,482
Paid In Capital	4,819,044
Accum. Other comp. income	(95,201)
Less Treasury Stk	(750,582)
Retained Earnings	4,768,336
Common Equity	8,744,079

Preferred-w/o sink	334,377
Total Prefered	334,377

Long-Term Debt	7,586,039
Preferred-w sink	18,602
L-T Cap Leases	137,935
Current Cap Leases	158,931
Current L-T debt	161,481
Notes Payable	110,348
Total Debt	8,173,336

Total Cap	17,251,792

Equity	50.7%
Preferred	1.9%
Debt	47.4%
100.0%